(All dollar amounts are United States dollars unless otherwise stated)

GALIANO ANNOUNCES EXPLORATION WORK HAS COMMENCED
ON WHOLLY OWNED ASUMURA PROPERTY IN GHANA

Vancouver, British Columbia, April 28, 2021 – Galiano Gold Inc. (“Galiano” or the “Company”) (TSX, NYSE American: GAU) announces that exploration work has commenced on its 100% owned Asumura property in Ghana.

Asumura is located along the western boundary of the Sefwi greenstone belt, approximately 65 km south west and along strike from Newmont’s Ahafo mine. A program of soil sampling and geological mapping is currently underway, with a view to targeting follow up drilling later in 2021.

“The Asumura property has not received much attention from us over the past several years as we have focused on operating the Asanko Gold Mine. This year, we are excited to begin field work to explore this opportunity to create value for Galiano shareholders through exploration,” said Greg McCunn, Chief Executive Officer. “The project is at an early stage, but we believe its location and geological setting make it an attractive greenfield target.”

Asumura Property Description

The Asumura property is situated along the northwestern margin of the Sefwi Belt along strike from Newmont’s Ahafo series of gold deposits. The local geological setting and north-easterly trending structures and cross structures result in multiple areas of exploration interest on a large land package (Figure 1).

The Asumura property consists of the Asumura, Fosukrom and Pomaakrom concessions and covers a total of approximately 247.0 square kilometers:

  The Asumura concession covers approximately 82.1 square kilometers and is located on the western edge of the newly created Ahafo Region in Ghana.

  The Fosukrom concession covers approximately 62.2 square kilometers and is located on the eastern edge of the newly created Western North Region in Ghana, within the Bia district.

  The Pomaakrom concession covers approximately 102.7 square kilometers and is located in between the Asumura and Fosukrom concessions and straddles the Western North and Ahafo regions.

The property is accessed from Kumasi via asphalt road to Bibiani, then on the Bibiani – Goaso road to Akrodie junction and a further ten kilometers to the community of Akrodie. A further 25 kilometers through the Ayum – Subin forest reserve leads to the Asumura Property concessions. Driving time from Kumasi to the concession is about five hours.

Figure 1 Asumura Property Location

Asumura Geology

The Asumura property lies on the western boundary of the Sefwi greenstone belt. The belt is comprised of a sequence of Birimian upper greenschist to lower amphibolite facies metamorphosed basaltic rocks and locally foliated metasediments. Tarkwaian sedimentary sequences locally overlie the volcanics. Belt- style diorite intrusions occur throughout the belt and locally host gold mineralization as at the Subika deposit.

Gold mineralization in the Sefwi gold belt is associated with pyrite, arsenopyrite, graphite and quartz and occurs near northeast trending structures. Economic gold deposits occur along fractured, brecciated and silica invaded parts of the shear zones, which tend to parallel the Birimian fold structures; or as disseminated "stockwork" type gold deposits in favorable greywackes in and adjacent to the shear zones. Thrust-style deformation is also apparent. The crustal-scale western boundary shear of the Sefwi-Bibiani Gold Belt (the Ahafo Shear) and its associated splays are proving to be one of the better endowed gold structures in Ghana.

The Asumura concession covers the northwest margin of the Sefwi Belt. There is no single feature that marks the margin, but rather a series of shears with slivers of volcanics tectonically interleaved with basin sediments. The granite body of interest is believed to be a belt type diorite and thereby analogous to the host rock at the Subika deposit. The granite appears to be in fault contact with Birimian basaltic volcanics and metasediments. Birimian volcanics are primarily basalt with interlayered volcaniclastic units. Sedimentary rocks include argillite, siltstone, sandstone, and wackes. The rocks are commonly foliated parallel to bedding and strike northeast usually between 040° - 050° and dip steeply either to the northwest or southeast. The concession area has north-easterly trending structures and cross structures similar to other locations in southern Ghana.

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Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: Galiano’s plan to conduct follow-up drilling on the Asumura Property in 2021; the opportunity for the Asumura Property to create value for Galiano’s shareholders in the future; the Company’s belief that the Asumura Property is an attractive greenfield target; and the nature of the geological setting of the Asumura Property. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that the current or potential future effects of the COVID-19 pandemic on the Company’s business, operations and financial position, including restrictions on the movement of persons, restrictions on business activities, restrictions on the transport of goods, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 exploration plans; that the Company’s and the AGM’s responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the successful completion of exploration projects, planned exploration projects are completed within the timelines anticipated; that required permits will be obtained; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; and that the geological setting of the Asumura Property is similar to that generally encountered in the Sefwi belt or is otherwise favourable; .

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company’s and/or the AGM’s operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; the Company’s responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; adverse geotechnical and geological conditions may impede or prevent exploration or make exploration targets become unfavourable ; the Company’s operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company’s operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; labour disruptions could adversely affect the Company’s operations; the Company’s business is subject to risks associated with operating in a foreign country; risks related to the Company’s use of contractors; the hazards and risks normally encountered in the exploration for gold; the Company’s operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company’s operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company’s operations; the Company’s exploration programs may not be successful; and that the geological setting of the Asumura Property may not correspond with that of the Sefwi belt or may not otherwise be favourable to the Company.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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